Simpson Thacher & Bartlett

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HONG KONG

TELEPHONE: +852-2514-7600

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Direct Dial Number (852) 2514-7650	E-mail Address clin@stblaw.com

December 8, 2017

CONFIDENTIAL AND VIA EDGAR

Draft Registration Statement

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	GreenTree Hospitality Group Ltd.

Confidential Submission of the Draft Registration Statement on Form F-1

On behalf of our client, GreenTree Hospitality Group Ltd., an exempted company incorporated under the laws of the Cayman Islands with limited liability (the “Company”), we hereby submit to the Securities and Exchange Commission (the “Commission”) a draft Registration Statement on Form F-l (the “Draft Registration Statement”) relating to the proposed initial public offering in the United States of the Company’s ordinary shares to be represented by American depositary shares (“ADSs”). The ADSs are expected to be listed on the New York Stock Exchange.

The Draft Registration Statement is submitted via EDGAR to the Commission for review on a confidential basis pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”). The Company confirms that it is an “Emerging Growth Company” as defined in the JOBS Act and its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended. A registration statement on Form F-6 relating to the Company’s ADSs will be filed with the Commission in due course.

The Company has included in the Draft Registration Statement audited consolidated financial statements as of December 31, 2015 and 2016 and for the years ended December 31, 2015 and 2016.

*                *                 *

DANIEL FERTIG       ADAM C. FURBER       IAN C. HO       ANTHONY D. KING       CELIA C.L. LAM       CHRIS K.H. LIN       JIN HYUK PARK       KATHRYN KING SUDOL       CHRISTOPHER K.S. WONG

RESIDENT PARTNERS

SIMPSON THACHER & BARTLETT, HONG KONG IS AN AFFILIATE OF SIMPSON THACHER & BARTLETT LLP WITH OFFICES IN:

NEW YORK     BEIJING     HOUSTON     LONDON     LOS ANGELES     PALO ALTO     SÃO PAULO     SEOUL     TOKYO     WASHINGTON, D.C.

Simpson Thacher & Bartlett

December 8, 2017

If you have any question regarding the Draft Registration Statement, please do not hesitate to contact me at +852-2514-7650 (work), +852-9198-4235 (mobile) or clin@stblaw.com (email) or Howie Farn at +852-2514-7668 (work), +852-6710-2672 (mobile) or hfarn@stblaw.com (email).

Questions pertaining to accounting and auditing matters may also be directed to Alfred Yin at +86-21-2228-2152 (work) or alfred.yin@cn.ey.com (email) of Ernst & Young Hua Ming LLP or Shirley Wong at +65-6309-6228 or shirley.wong@sg.ey.com of Ernst & Young LLP, the independent registered public accounting firm of the Company.

Very truly yours,

  /s/ Chris K.H. Lin

Chris K.H. Lin

Enclosures

cc:	Alex S. Xu, Chairman and Chief Executive Officer
Xin Yue Jasmine Geffner, Chief Financial Officer
GreenTree Hospitality Group Ltd.

Daniel Fertig

Howie Farn

    Simpson Thacher & Bartlett

Yilong Du

Allen C. Wang

    Latham & Watkins LLP

Alfred Yin

    Ernst & Young Hua Ming LLP

Shirley Wong

    Ernst & Young LLP

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